Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Eldorado Gold Corporation (“Eldorado”)

1188 – 550 Burrard St.

Bentall 5

Vancouver, British Columbia V6C 2B5

Item 2.	Date of Material Change

February 1, 2026

Item 3.	News Release

The news release announcing the material change was disseminated on February 2, 2026, and a copy was subsequently filed on SEDAR+.

Item 4.	Summary of Material Change

On February 1, 2026, Foran Mining Corporation (“Foran”) and Eldorado entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Eldorado agreed to acquire all of the issued and outstanding Foran Shares (as defined below) by way of a court-approved plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (British Columbia) (the “Transaction”).

Pursuant to the terms of the Arrangement Agreement, Foran shareholders will receive 0.1128 (the “Exchange Ratio”) of a common share of Eldorado (each whole such share, an “Eldorado Share”) and $0.01 in cash for each Foran Share held (the “Consideration”).

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On February 1, 2026, Foran and Eldorado entered into the Arrangement Agreement, pursuant to which Eldorado agreed to acquire all of the issued and outstanding voting common shares of Foran (the “Foran Voting Common Shares”), including those Foran Voting Common Shares to be issued on conversion of the non-voting common shares of Foran (the “Foran Non-Voting Common Shares”, and together with the Foran Voting Common Shares, the “Foran Shares”), other than the Foran Shares already owned by Eldorado or its affiliates, by way of the Plan of Arrangement.

In accordance with the Plan of Arrangement, (i) each Foran stock option to purchase Foran Voting Common Shares (each a “Foran Option”) outstanding immediately prior to the Effective Time (as defined in the Plan of Arrangement) will be exchanged for a vested option to purchase an Eldorado Share, with the number of Eldorado Shares and the exercise price adjusted in accordance with the Exchange Ratio; (ii) each whole restricted share unit of Foran (each, a “Foran RSU”) and each whole deferred share unit of Foran (each, a “Foran DSU”) outstanding immediately prior to the Effective Time will be vested and exchanged for one Foran Voting Common Share; (iii) each Foran Non-Voting Common Share (other than those in respect of which Dissent Rights (as defined in the Arrangement Agreement) have been validly exercised and not withdrawn) will be converted into one Foran Voting Common Share; and (iv) each Foran Voting Common Share (other than those in respect of which Dissent Rights have been validly exercised and not withdrawn) will be transferred to Eldorado in exchange for the Consideration. Upon completion of the Transaction, existing Eldorado and Foran shareholders are expected to own approximately 76% and 24%, respectively, of Eldorado.

The Transaction will require approval of at least: (i) two-thirds of the votes cast by the holders of Foran Voting Common Shares and Foran Non-Voting Common Shares, voting together as a single class, (ii) two-thirds of the votes cast by the holders of Foran Voting Common Shares, Foran Non-Voting Common Shares, Foran Options, Foran RSUs and Foran DSUs, voting together as a single class; (iii) if applicable, a simple majority of the votes cast by the holders of Foran Voting Common Shares, voting as a separate class, excluding those votes attached to Foran Shares held by persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”); and (iv) if applicable, a simple majority of the votes cast by the holders of Foran Non-Voting Common Shares, voting as a separate class, excluding those votes attached to Foran Non-Voting Common Shares held by persons required to be excluded pursuant to MI 61-101, in each case, at a special meeting of Foran securityholders expected to be held on or before April 14, 2026.

Each of the directors and senior officers of Foran, who collectively own approximately 4% of the Foran Voting Common Shares, has entered into a voting and support agreement with Eldorado, pursuant to which, subject to the terms and conditions set forth therein, they have agreed to vote their Foran securities in favour of the Transaction.

Issuance of the Eldorado Shares that make up part of the Consideration will require approval of a simple majority of the votes cast by the holders of Eldorado Shares at a special meeting of Eldorado shareholders expected to be held on or before April 14, 2026. Each of the directors and senior officers of Eldorado, who collectively own approximately 0.3% of the Eldorado Shares, has entered into a voting and support agreement with Foran pursuant to which, subject to the terms and conditions set forth therein, they have agreed to vote their Eldorado securities in favour of the Transaction.

In addition to securityholder and court approvals, the closing of the Transaction is subject to certain regulatory approvals (including the approvals of the Toronto Stock Exchange (“TSX”), New York Stock Exchange and the Competition Bureau) and the satisfaction of other closing conditions customary for a transaction of this nature. The Arrangement Agreement includes customary deal protections, including a non-solicitation covenant on the part of Foran and the right of Eldorado to match any superior proposal for Foran. Each party is entitled to a break fee in certain customary circumstances. Details regarding these and other terms of the Transaction are set out in the Arrangement Agreement.

Subject to the satisfaction or waiver by the parties of all necessary closing conditions, including the receipt of all required approvals, the parties anticipate completion of the Transaction in Q2 2026. Following completion of the Transaction, the Foran Shares will be delisted from the TSX and the OTCQX, and Foran will cease to be a reporting issuer under Canadian securities laws.

The board of directors of both Foran and Eldorado have unanimously approved the Transaction. Each board also appointed a special committee of independent directors to consider and make a recommendation in respect of the Transaction, and both special committees unanimously recommended that their respective board of directors approve the Transaction.

Further details regarding the terms of the Transaction are set out in the Arrangement Agreement, which will be publicly filed by Eldorado and Foran under their respective profiles on SEDAR+ at www.sedarplus.ca concurrently with the filing of this report. Additional information regarding the terms of the Arrangement Agreement, the background to the Transaction, the rationale for the recommendations made by board of directors of Eldorado and Foran, respectively, will be provided in the joint management information circular of Eldorado and Foran which will also be made available on Eldorado’s SEDAR+ profile and on EDGAR and Foran’s SEDAR+ profile.

5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The name and business number of the executive officer of Eldorado who is knowledgeable of the material change and this report is:

Frank Herbert

EVP, General Counsel and Chief Compliance Officer

604-687-4018

Item 9.	Date of Report

February 11, 2026

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this material change report are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward- looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “deliver” “estimates”, “expects”, “forecasts”, “generate” “guidance”, “intends”, “plans”, “projected” or “scheduled” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this material change report include, but are not limited to, statements or information with respect to: Eldorado and Foran’s intent to complete the Transaction and specifically Eldorado’s intent to acquire all the outstanding Foran Shares; the consummation and timing of the Transaction; approval of the Transaction by Eldorado shareholders and Foran securityholders; satisfaction and timing of the closing conditions of the Transaction, including timing, receipt and anticipated effects of court, regulatory and other consents and approvals; expected outcomes of voting support agreements; the expected percentage of the combined company that would be owned by former Foran shareholders; the expected Eldorado shareholder and Foran securityholder meeting; management’s estimate of a closing date; and generally, Eldorado’s strategy, plans, goals and priorities.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of Eldorado and the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include, for Eldorado and Foran assumptions concerning: completion of the Transaction on the contemplated timeline; approval of the Transaction by Eldorado shareholders and Foran securityholders; and a continuation of existing business operations on substantially the same basis as exists at the time of this material change report. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: receipt of approval from Eldorado shareholders and Foran securityholders, and the required court, regulatory and other consent and approvals to complete the Transaction; the potential of a third party making a superior proposal to the Transaction and the possibility that the Arrangement Agreement could be terminated as a result of a superior proposal; acquisitions, including integration risks; dispositions; risk relating to applicable securities laws and stock exchange rules; and those risk factors discussed in Eldorado’s most recent Annual Information Form & Form 40-F and Foran’s most recent Annual Information Form. The reader is directed to carefully review the detailed risk discussion in Eldorado’s most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR and in Foran’s most recent Annual Information Form filed on SEDAR+, which discussions provide a fuller understanding of the risks and uncertainties that affect Eldorado’s and Foran’s respective businesses and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, neither Eldorado nor Foran expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of Eldorado’s and Foran’s businesses contained in their respective reports filed with the securities regulatory authorities in Canada and the U.S., as applicable.